Filed Pursuant to Rule 425
Filing Person: SmartFinancial, Inc.
Subject Company: Tennessee Bancshares, Inc.
Commission File No. 001-37661

The following material is filed herewith pursuant to Rule 425 under the Securities Act of 1933
The following letter was sent to shareholders of Tennessee Bancshares, Inc. on March 9, 2018.

Dear Tennessee Bancshares Shareholder,

I am excited to announce that Tennessee Bancshares, Inc. finished the year with strong earnings and a clean loan portfolio. Our unaudited net income for 2017 was $2,538,653 which equates to earnings per share of $1.40, a return on assets of 1.04%, and a return on equity of 11.40%.

In addition, I have the great pleasure of announcing an exciting partnership! Effective December 12, 2017, Tennessee Bancshares and Southern Community Bank entered into a definitive merger agreement with SmartFinancial, Inc., parent company of SmartBank, pursuant to which Tennessee Bancshares will merge into SmartFinancial and Southern Community Bank will merge into SmartBank. The merger will result in a combined financial institution with approximately $2.0 billion in assets and that will operate under the SmartFinancial name.

The Boards of Tennessee Bancshares and Southern Community Bank engaged in an 18 month process to evaluate potential merger partners. We undertook the process to unlock shareholder value, to provide a liquid market for our stock, and to be able to provide additional products and services to our customers.

SmartFinancial’s stock is traded on the Nasdaq Capital Market under the ticker symbol “SMBK.” Completion of the merger is subject to various conditions, including approval by our shareholders and bank regulators. In the coming months, you will receive more information on the proposed merger. In the meantime, I have enclosed a press release, which explains some of the details of the transaction.

SmartFinancial is a bank holding company based in Knoxville, Tennessee that operates SmartBank, a full-service commercial bank founded in 2007, with 22 branches and three loan production offices spanning East Tennessee, Tuscaloosa and Southwest Alabama, and the Florida Panhandle. Recruiting the best people, delivering exceptional client service, strategic branching and a conservative and disciplined approach to lending have all given rise to SmartBank’s success. More information about SmartBank can be found online at www.smartbank.com.

Throughout this process, SmartBank has exceeded our expectations. Southern Community Bank could not have picked a better partner from a community banking perspective. Because of our similar cultures, SmartBank’s core values align perfectly with Southern Community’s values, with a strong emphasis on client service and commitment to the communities we serve.

We realize you may have questions related to this new partnership. We intend to communicate with you about any new developments related to this merger and will be posting relevant updates on both banks’ websites: www.mysoutherncommunitybank.com and www.smartbank.com.

As always, we appreciate your investment in Southern Community Bank and its future. We hope you will join us in celebrating this major milestone.

Sincerely,

/s/ Bill Yoder
Bill Yoder
President

Important Information for Shareholders
This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger, SmartFinancial filed, on February 28, 2018, a registration statement on Form S-4 (File Number 333-223316) with the Securities and Exchange Commission (the “SEC”), which contains the preliminary proxy statement of Tennessee Bancshares and a preliminary prospectus of SmartFinancial. A definitive proxy statement/prospectus and other relevant documents will be mailed to all Tennessee Bancshares shareholders and will be available for free on the SEC’s website (www.sec.gov). The definitive proxy statement/prospectus will also be made available for free by contacting Frank Hughes, SmartFinancial’s Investor Relations and Investment Officer, at (423) 385-3009 or Bill Yoder, the President and Chief Executive Officer of Tennessee Bancshares, at (931) 393-2265.
BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE MERGER, TENNESSEE BANCSHARES SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, TENNESSEE BANCSHARES AND SMARTFINANCIAL.
SmartFinancial, Tennessee Bancshares, their directors and executive officers, and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SmartFinancial is set forth in SmartFinancial’s proxy statement for its 2017 annual shareholders meeting which was filed with the SEC on April 3, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.
Forward-Looking Statements
Certain of the statements made in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding the intent, belief, or current expectations of Tennessee Bancshares and SmartFinancial’s management regarding the combined company’s strategic direction, prospects, or future results or the costs and benefits of the merger, are subject to numerous risks and uncertainties. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Tennessee Bancshares’ shareholders to approve the merger, (6) the amount of costs, fees, expenses, and charges related to the merger, (7) the ability to obtain required governmental and regulatory approvals for the merger, (8) reputational risk and the reaction of the parties’ customers to the merger, (9) the failure of the conditions to closing of the merger to be satisfied, (10) the risk that the integration of Tennessee Bancshares’ operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward looking statements can be found in the preliminary proxy statement/prospectus, as well as SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, SmartFinancial and Tennessee Bancshares disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

FOR IMMEDIATE RELEASE
December 12, 2017

SmartFinancial, Inc. to acquire Tullahoma, TN-based Southern Community Bank

KNOXVILLE, Tenn. – December 12, 2017 – SmartFinancial, Inc., parent company of SmartBank (“SmartFinancial”) (NASDAQ: SMBK), and Tennessee Bancshares, Inc. (“Tennessee Bancshares”), parent company of Southern Community Bank (“Southern Community”), jointly announced today the signing of a definitive merger agreement pursuant to which SmartFinancial will acquire Tennessee Bancshares followed by Southern Community merging into SmartBank. Upon completion of the transaction, the combined company is expected to have assets of approximately $2.0 billion.

“This is another big step for SmartBank in becoming the Southeast’s next great community banking franchise. We are excited to partner with Southern Community and look forward to serving an expanded footprint in our newest markets in Murfreesboro, Huntsville and Tullahoma,” said SmartBank President and CEO, Billy Carroll. “The opportunities that exist in these thriving markets combined with Southern Community’s strong history of dedicated client service and unwavering commitment to its communities, affirm that this transaction will produce a successful partnership.”

According to Southern Community’s President and CEO, Bill Yoder, this partnership is a perfect fit. “We could not have picked a better partner from a community banking perspective. Because of our similar cultures, SmartBank’s core values align perfectly with Southern Community’s values, with a strong emphasis on client service and commitment to the communities we serve.”

“Southern Community Bank sees pairing with such a forward growing company as SmartBank as an ideal opportunity,” said Southern Community’s Chairman of the Board, Theresa Devlin.

“Our customers will benefit immediately from this partnership, as we enhance our ability to provide each of them with additional resources and the best banking options available,” added Yoder.

Established in 2007, SmartBank has more than $1.6 billion in assets and operates 22 branches and three loan production offices spanning East Tennessee, Tuscaloosa and Southwest Alabama, and the Florida Panhandle. This marks the company’s fifth acquisition in the past five years.

Southern Community was founded in 2005 and is headquartered in Tullahoma, TN. The bank has three Tennessee locations in Tullahoma, Murfreesboro, and Chattanooga, as well as one location in Huntsville, AL.

The acquisition is subject to customary closing conditions, including the approval of Tennessee Bancshares’ shareholders and the receipt of all necessary regulatory approvals, and is expected to be completed in the second quarter of 2018.

The merger agreement provides for the merger of Tennessee Bancshares with and into SmartFinancial, with SmartFinancial to be the surviving corporation. SmartBank and Southern Community have entered into a separate agreement providing for the merger of Southern Community with and into SmartBank immediately following the merger of SmartFinancial and Tennessee Bancshares, with SmartBank to be the surviving bank.

Under the terms of the merger agreement, shareholders of Tennessee Bancshares will receive 0.8065 shares of SmartFinancial common stock for each share of Tennessee Bancshares common stock, which equates to an aggregate announced transaction value of approximately $31.8 million based on the closing price for SmartFinancial’s common stock of $21.79 on December 11, 2017. Additionally, subject to the satisfaction of certain conditions, the merger agreement provides that Tennessee Bancshares may pay, immediately prior to the closing of the transaction, a one-time special cash dividend of up to $0.70 per share on the Tennessee Bancshares common stock, or up to approximately $1.27 million in the aggregate, based on 1,809,282 shares of Tennessee Bancshares common stock outstanding as of December 11, 2017.

The parties anticipate that, following the merger, Bill Yoder will assume the role of Chief Banking Officer for SmartBank and Clifton Miller, who currently serves on the Tennessee Bancshares and Southern Community boards of directors, will join the SmartFinancial and SmartBank boards of directors.

Banks Street Partners, LLC served as financial advisor to SmartFinancial, while the law firm Butler Snow LLP served as legal counsel. Olsen Palmer LLC served as financial advisor to Tennessee Bancshares, with the law firm Waller Lansden Dortch & Davis, LLP serving as legal counsel.

Conference Call

SmartFinancial plans to issue its investor deck presentation summarizing the acquisition on Tuesday, December 12, 2017, and will host a conference call on Wednesday, December 13, at 11:00 a.m. ET.  To access this interactive teleconference, dial (888) 317-6003 or (412) 317-6061 and enter the confirmation number, 5938323.  A replay of the conference call will be available through December 21, 2017, by dialing (877) 344-7529 or (412) 317-0088 and entering the confirmation number, 10115041. Conference call materials (conference call presentation) will be published on the company’s webpage located at http://www.smartfinancialinc.com/CorporateProfile, at 9:00 am EST prior to the morning of the conference call.

About SmartFinancial, Inc.

SmartFinancial, Inc., with assets in excess of $1.6 billion, is a publicly traded bank holding company for SmartBank based in Knoxville, TN. SmartBank is a full-service commercial bank founded in 2007, with 22 branches and three loan production offices spanning East Tennessee, Tuscaloosa and Southwest Alabama, and the Florida Panhandle. Recruiting the best people, delivering exceptional client service, strategic branching, and a disciplined approach to lending have contributed to the company’s success. More information about SmartFinancial can be found on its website: www.smartfinancialinc.com.

About Tennessee Bancshares, Inc.

Tennessee Bancshares, Inc. is the bank holding company for Southern Community Bank, a Tennessee-chartered commercial bank headquartered in Tullahoma, Tennessee. Southern Community has offices in Tullahoma, Murfreesboro, and Chattanooga, TN, and Huntsville, AL. As of September 30, 2017, Southern Community had total assets of approximately $244 million, deposits of approximately $210 million, and loans of approximately $196 million.

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Investor Contacts
Billy Carroll
President and CEO
SmartFinancial, Inc.
Email: billy.carroll@smartbank.com
(865) 868-0613

Media Contact
Kelley Fowler
Senior Vice President
Public Relations/Marketing
SmartFinancial, Inc.
Email: kelley.fowler@smartbank.com
Phone: (865) 868-0611

Important Information for Shareholders

This press release shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, SmartFinancial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the proxy statement of Tennessee Bancshares and a prospectus of SmartFinancial. Shareholders of Tennessee Bancshares are encouraged to read the registration statement, including the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, Tennessee Bancshares, and SmartFinancial. After the registration statement is filed with the SEC, the proxy statement/prospectus and other relevant documents will be mailed to all Tennessee Bancshares shareholders and will be available for free on the SEC’s website (www.sec.gov). The proxy statement/prospectus will also be made available for free by contacting Frank Hughes, SmartFinancial’s Investor Relations and Investment Officer, at (423) 385-3009 or Bill Yoder, the President and Chief Executive Officer of Tennessee Bancshares, at (931) 393-2265. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SmartFinancial, Tennessee Bancshares, their directors and executive officers, and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SmartFinancial is set forth in SmartFinancial’s proxy statement for its 2017 annual shareholders meeting. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain of the statements made in this press release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding the intent, belief, or current expectations of SmartFinancial’s management regarding the company’s strategic direction, prospects, or future results or the benefits of the merger, are subject to numerous risks and uncertainties. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Tennessee Bancshares’ shareholders to approve the merger, (6) the amount of costs, fees, expenses, and charges related to the merger, (7) the ability to obtain required governmental and regulatory approvals for the merger, (8) reputational risk and the reaction of the parties’ customers to the merger, (9) the failure of the conditions to closing of the merger to be satisfied, (10) the risk that the integration of Tennessee Bancshares’ operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. SmartFinancial disclaims any obligation to update or revise any forward-looking statements contained in this release, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.